Leonard E. Neilson A PROFESSIONAL CORPORATION
LEONARD E. NEILSON		8160 South Highland Drive, Suite 104
Attorney at Law		Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808

August 13, 2010

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Mark C. Shannon, Branch Chief
100 F Street, NE
Washington, D.C. 20549-7010
Filed Via Edgar

Re:	Trans Energy, Inc.
SEC File No. 000-23530
Response to Comment Letter dated July 15, 2010

Dear Mr. Shannon:

Please be informed that this office represents Trans Energy, Inc. (the “Company”).  This letter is being submitted pursuant to my telephone conversation earlier today with Jennifer O’Brien of the Commission Staff concerning the Company and the outstanding comment letter from the Commission.

The Company has informed me that it has not yet completed its response to the outstanding comment letter, but is working with its consulting engineers and accountants to answer the letter.  However, the Company believes that it will need more time in order to complete an adequate response.  Accordingly, the Company hereby respectfully requests that it be given an additional ten (10) business days in order to finalize and file its response.

If you have any questions or require additional information concerning the Company’s response, please contact me at your convenience.

Sincerely,

/S/ Leonard E. Neilson

Leonard E. Neilson, Attorney At Law, P.C.

:ae
CC: Trans Energy, Inc.